Exhibit 3.5

FEDERAL TRUST CORPORATION

AMENDMENT NO. 1 TO

THE BYLAWS

September 13, 2007

At a Meeting of the Board of Directors held on September 13, 2007, the Board amended Section 1 of Article IV of the Company’s Bylaws to enable the Company be eligible to utilize book entry direct stock registration. Section 1 now reads:

ARTICLE VI

STOCK CERTIFICATES

Section 1 – GENERAL. The shares of the corporation shall be represented by certificates unless the Board of Directors shall by resolution provide that some or all of any class or series of stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until the certificate is surrendered to the corporation. Notwithstanding the adoption of any resolution providing for uncertificated shares, every holder of stock represented by certificates and upon request every holder of uncertificated shares shall be entitled to have a certificate signed by, or in the name of the Company by, the Chairman or Vice Chairman of the Board of Directors, or the Chief Executive Officer, President or Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, representing the number of shares registered in certificate form.

By:
James V. Suskiewich,
Chairman of the Board

FEDERAL TRUST CORPORATION

AMENDMENT NO. 1 TO

THE BYLAWS

May 26, 2006

At a Special Meeting of the Board of Directors held on May 26, 2006, the Board amended Section 8 of the Company’s Bylaws to provide for one or more Inspectors of Election. Section 8 now reads:

Section 8. There shall be appointed, for all meetings of the stockholders, one or more Inspectors of the vote. Such Inspector(s) shall first take and subscribe an oath or affirmation faithfully to execute the duties of Inspector at such meeting with strict impartiality and according to the best of their ability. Unless appointed in advance of any such meeting by the Board of Directors, such Inspector(s) shall be appointed for the meeting by the person presiding thereat. No director or candidate for the office of director shall be appointed as an Inspector. Such Inspector(s) shall receive, examine and tabulate all ballots and proxies, including proxies filed with the Secretary, shall determine the presence or absence of a quorum and shall be responsible for tallying and certifying the vote taken on any matter at each meeting, which is required to be tallied and certified by them in the Report of the Inspector(s) of Election.

By:
James V. Suskiewich,
Chairman of the Board

October 26, 2001

Resolved that, Article II of the Amended and Restated Bylaw dated May 11, 1995, be further amended to include Section 7 as follows

Section 7. The Board of Directors may declare a stock dividend consisting of a future right to purchase stock at the Board’s discretion upon the occurrence of certain events specified herein. The one right to acquire may be issued for each share then outstanding in any class. The right shall allow the shareholder to purchase one share of the then senior voting stock of the Company. The exercise price of such right shall be 50% of the current market value of the stock. This right shall have no present value until such time as the Board announces a redemption period. Such a redemption period shall only occur upon the acquisition of 15% of the outstanding shares of the Company. The party acquiring 15% of the outstanding shares of the Company shall not be entitled to participate in such right to repurchase shares. In addition, if following the acquisition of 15% of the outstanding shares of the Company, the Company is involved in a business combination or a sale of substantial assets of the Company, the Board may allow all stockholders other than the entity or person acquiring 15% of the shares to purchase the most senior voting securities of the final corporate parent resulting from the transaction.